Halberd Corporation
10755 Vernon Avenue
Huntington Woods, MI 48070

August 21, 2009

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mark P. Shuman

Re:	Halberd Corporation Registration Statement on Form S-1 Filed July 8, 2009 File No. 333-160467 Request for Withdrawal

Dear Mr. Shuman:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, (the “Securities Act”), Halberd Corporation (the “Company”) hereby requests that the Securities and Exchange Commission consent to the withdrawal of its Registration Statement on Form S-1 (File No. 333-160467), together with all exhibits thereto.  The Company has determined not to proceed with the registration and sale of its common stock at this time and to refocus its corporate strategy on other aspects of its business.  No shares of the Company’s common stock have been sold pursuant to the Registration Statement.  The Company may undertake a subsequent private offering of securities in reliance on Rule 155(c) of the Securities Act.

Accordingly, the Company respectfully request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective as soon as possible.

Should you have any comments please contact the Company’s legal counsel, Gregg E. Jaclin, at (732) 409-1212.

Very truly yours,

By: /s/ Mark S. Lundquist
Mark S. Lundquist, CEO